UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39382

HPX CORP.

(Exact name of registrant as specified in its charter)

1000 N. West Street, Suite 1200

Wilmington, DE 19801

Telephone number: (302) 295-4929

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*.

* On March 3, 2023 (the “Closing Date”), Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), consummated the previously announced business combination pursuant to the business combination agreement, dated as of July 5, 2022 (the “Business Combination Agreement”), by and among the Company, HPX Corp., a Cayman Island exempted company (“HPX”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (“Emergencia”), and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (“Ambipar”). Pursuant to the Business Combination Agreement, one business day before the Closing Date, Ambipar contributed all of the issued and outstanding equity of Emergencia into Merger Sub in exchange for the newly issued ordinary shares of Merger Sub. On the Closing Date, (i) HPX merged with and into the Company, with the Company as the surviving entity (the “First Merger”) and (ii) immediately after the First Merger, Merger Sub merged with and into the Company, with the Company as the surviving entity and holding all of the issued and outstanding equity of Emergencia. As a result of, and as of the effective time of, the First Merger, the Company’s separate corporate existence ceased.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ambipar Emergency Response, as successor by merger to HPX Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ambipar Emergency Response
(as successor by merger to HPX Corp.)

Date: March 16, 2023	By:	/s/ Thiago da Costa Silva
	Name:	Thiago da Costa Silva
	Title:	Director